December 14, 2005

BY EDGAR AND HAND DELIVERY

Ms. Linda Van Dorn

Ms. Cicely Lucky

Mr. Robert Telewicz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Republic Property Trust
Amendment No. 5 to Registration Statement on Form S-11
File No. 333-128554

Dear Ms. Van Dorn, Ms. Lucky and Mr. Telewicz:

Set forth below are updated responses to the Staff’s comment #71 in its letter dated October 24, 2005 and comment #21 in its letter dated November 17, 2005.  The changes reflected in Amendment No. 5 to the Registration Statement filed on December 14, 2005 include those made in response to the comments referenced above, as well as other revisions and updates.

SEC Comment #71 – Letter dated October 24, 2005

SEC Comment #21 – Letter dated November 17, 2005

During our telephone conference call on December 13, 2005, the Staff indicated that the Company should perform a further evaluation of the application of SFAS 141 “Business Combinations” to the formation transaction involving the exchange of ownership interests between the owners of the Fund and the Operating Partnership of the Trust.  In addition, this analysis should include the other acquisition related formation transactions.

Paragraph 19 of SFAS 141 states: “If a new entity is formed to issue equity interests to effect a business combination, one of the existing combining entities shall be determined to be the acquiring entity on the basis of the evidence available.”  In this formation transaction the Fund (a partnership) has undertaken to form the Trust and the OP and issue common shares and OP units.  The owners of the Fund have elected to participate in this transaction and their interests have been transferred over to the OP in connection with this transaction.  Based on our analysis, the Fund should be viewed as the “acquiring entity” and additional formation acquisition related transactions should receive fair value accounting treatment such as the purchase of the Republic Building and the contribution of the development and management agreements as discussed below.  It should be noted that steps undertaken to transfer the Fund into the REIT are non-substantive in nature between the owners of the Fund.  Therefore, the assets of the Fund should retain their historical basis after transfer to the OP.

As discussed in our prior responses to the Staff and in the Form S-11, the owners of the Fund have elected to exchange their interests for either REIT shares, OP units or cash.  As this transaction occurs at formation, we believe that it would be inappropriate to apply the accounting contained in FTB 85-5 “Stock Transactions Between Companies Under Common Control.”  We do not believe a minority interest exists in this transaction as the Fund itself is forming the REIT and no separate minority interest exists.  The portion of the exchange conducted in cash should be accounted for as a redemption transaction by the Fund at formation.  This accounting is analogous to the accounting for the use of proceeds by a corporation in an initial public offering to redeem the interests of certain pre-IPO shareholders.  As indicated in FTB 85-5, “if the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts.”  Further, we understand that after formation of the REIT and OP, when the REIT acquires OP interests directly from the unitholders, these transactions will be accounted for as the acquisition of a minority interest which results in the step-up of the assets acquired.  We believe the application of post-REIT formation accounting is inappropriate to this transaction as the Fund itself is forming the REIT and OP.

As mentioned above, based on the guidance contained in paragraph 19 of SFAS 141, we believe that the Fund is the acquiring entity in this transaction.  Accordingly, as disclosed in the pro forma financial statements, the acquisition of Republic Building has been accounted for at fair value.  Further, as noted in our response to the staff on December 13, 2005, the acquisition of third-party management and development contracts that will generate future cash flows will be accounted for at fair value.  Finally, the cost of obtaining the management contracts related to the initial properties, which will not generate any future cash flows, will be accounted for as a settlement of an executory contract with the related cost treated as an expense of the Trust in the period following the formation transactions.

We will adjust our disclosures in the pro forma financial statements to indicate that the formation transaction for the exchange of interests between the Fund and OP of the Trust was done to facilitate the initial public offering of securities of the Trust, and is non-substantive in nature and, accordingly, the assets and liabilities of the Fund should be accounted for on a historical cost basis.

If you have any questions or would like further information concerning Republic Property Trust’s responses to your comment letter, please do not hesitate to contact me at 202-863-0300.

Very truly yours,

/s/ Michael J. Green
Michael J. Green
Executive Vice President and Chief Financial Officer
Republic Property Trust

Cc:	Mark R. Keller
Donald L. Gutman
Stuart A. Barr, Esq.